SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

September 25, 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. Registration Statement on Form N-2 (File Number: 333-202835)

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on July 31, 2015 and August 6, 2015 relating to the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-202835) (the “Registration Statement”). The Staff’s comments are set forth below and followed by the Company’s responses.

Comment 1: We refer to the Company’s response to Comment 1 filed on July 31, 2015. Please update the response to indicate that any assets pledged as collateral under the Company’s 2015 Debt Securitization are not included as unencumbered liquid assets available to cover the amount of the Company’s unfunded commitments.

Response: The Company hereby confirms that it (1) has sufficient cash and unencumbered liquid assets1 to cover the amount of unfunded commitments2 that are currently outstanding and (2) will not sell any securities unless it has sufficient cash and/or unencumbered liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. In addition, attached hereto please find the requested quantitative support and other related requested information.

1 For purposes hereof, the term “unencumbered liquid assets” excludes the assets pledged as collateral under the Company’s 2015 Debt Securitization.

2 For purposes hereof, the term “unfunded commitments” excludes (i) the Company’s capital commitment to Glick JV LLC (“Glick JV”), except to the extent that Glick JV itself has issued unfunded commitments to extend credit to third parties.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

September 25, 2015

Please be advised that the Company intends to use its broadly syndicated loans that are widely held and which have three or more broker quotes available on them, and not pledged as collateral for the 2015 Debt Securitization, to cover some or all of its unfunded commitments in the future to the extent it does not otherwise then hold sufficient cash to do so. The Company deems such syndicated loans to be unencumbered liquid assets because it believes that it can immediately sell them for the approximate fair value thereof and generally receive the proceeds from such sale within seven (7) business days of the sale date.

Comment 2: Please provide more detailed disclosure regarding the 2015 Debt Securitization referenced under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Response: The Company has updated the Registration Statement to include more recent disclosure as requested.

Comment 3: Please update the exhibit list under Part C, Item 25 to include the exhibits filed with the Company’s most recent periodic report on Form 8-K and quarterly report on Form 10-Q.

Response: The Company has updated the exhibit list under Part C, Item 25 in the Registration Statement as requested.

Comment 4: Please include a separate line item for the collateral management fee relating to the 2015 Debt Securitization in the “Fees and Expenses” table.

Response: The Company has updated the Fees and Expenses table as requested.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas